Exhibit 4.5

39510 Paseo Padre Pkwy STE 330, Fremont, CA 94538 Phone: 415-852-7437• Fax: 415-649-6255 www.renesolapower.com

OFFER LETTER

Dear Mr./Ms.,

We are pleased to confirm with you the offered terms of employment with ReneSola Power Holdings, LLC. (Hereinafter referred to as “ReneSola” or “the company”). This offer is contingent upon successful completion of reference checks which will be conducted upon your authorization. You will be required to provide documents verifying your identity and eligibility to work in the United States upon hire and first day of employment.

1.	Position: You are being offered a position as JOB TITLE, which reports to SUPERVISOR TITLE (“Line Manager”) or any person designated by the company in the future.

2.	Location: You will be working in office location ReneSola reserves the right to transfer or relocate employees as needed, subject to the company’s HR Policy.

3.	Compensation and Benefits

3.1       Base salary

Your total gross annual salary will be $         ( US Dollar Annually) which will be paid monthly in accordance with the company’s C&B policy and which will be reviewed on corporate profitability and personal performance according to company policy. Your position is exempt under overtime law, and you will not be compensated for any overtime hours worked.

3.2       Performance-based Bonus

You may be entitled to a performance based bonus plan to be defined to you in the time of your induction according to company policy.

3.3       Insurance and Benefits

All benefits are subject to the terms and conditions of the various benefit plans, which the company may modify or eliminate at any time and at its sole discretion. You are eligible for ReneSola’s employee benefit plans and programs upon completion of the company’s orientation period (which will occur during your probation period). After a waiting period, your health insurance benefits will go into effect no later than the first day of the month following the start day. Other benefits will go into effect upon passing the probation period, which is set as 3 months after your first day of employment.

3.4       Individual income tax and other deductions

All compensation and benefits mentioned in this offer letter are before-tax amounts, all insurance, individual income tax and other charges which the employee is required by applicable laws and regulations to pay, subject to applicable federal, state, and local deductions and tax withholdings.

4.	Business Expense and Reimbursement

4.1       Business Trips

To the extent you are asked to travel by the company or as required as part of the duties of your job position, ReneSola will reimburse you with transportation, accommodation and meal expenses in accordance with the appropriate travel and expense policies.

4.2       Company Property

In the event that ReneSola provides you with company property, such property should be returned within days of the company’s request. You shall be liable for the condition of the company property, except for normal wear and tear, as well as for damages caused by unauthorized use of such property. Upon termination of employment, all documents, equipment, supplies, and other company property must be returned promptly to the company. Your company property obligations as stated in this section survive and continue after the termination of your employment or this offer letter.

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5.	Other Terms of Employment

5.1       At-Will Employment

Nothing in this offer letter or any verbal agreement constitutes or implies a contract of employment for a definite period of time. The employment relationship between you and ReneSola is at all times “at will”, which means that either you or ReneSola may terminate the relationship at any time, for any reason, with or without cause. This offer letter is the full and complete agreement between you and the company with regard to this matter, unless otherwise provided in a subsequent writing signed by the company’s duly authorized representative.

5.2       Work Hours

The company is open for business from Monday through Friday 8am to 6pm; except for holidays recognized by ReneSola. Supervisors will advise employees of their schedule shift (e.g., 8am to 5pm, or 9am to 6pm), including start and end times. Your regular start and end times, as well as the total hours you may be scheduled to work each day and each week, may vary subject to business needs. The standard expected number of hours worked is 40 hours.

5.3       Annual Leave and Holidays

You will be granted 10-15 days of paid time off (PTO) as annual leave, which accrues on a yearly basis but may be used for any purpose (e.g., vacation). PTO leave will begin to accrue on the first day of employment, but you will be eligible to take PTO leave only after your probation period, so all personal leave requested by you during the probation period will be unpaid. Your PTO and paid sick leave are calculated on the number of regular hours of workdays worked per week in addition to your length of service. Holidays will be observed in accordance with the company’s HR policy.

Subject to applicable law, you must take your PTO leave in the following manner:

i.	If you intend to take PTO leave, you must make a prior written request to your Line Manager, who will advise you within a reasonable time regarding the approval or non-approval of your request (please note that PTO leave may be restricted during certain times due to business needs);

ii.	As and when required to accommodate the requirements of the company’s business, your Line Manager may direct you to take PTO leave. If insufficient leave has been accrued, then you must take annual leave without pay.

iii.	You must take all PTO leave entitled for each year served within 6 months after the expiration of that year, and if this has not occurred, the company may direct you to take any outstanding leave immediately thereafter.

5.4       Applicable Law

Your employment with ReneSola shall be governed, construed, and interpreted in accordance with the laws of the United States of America and the State of California. You agree to submit to the exclusive jurisdiction of courts exercising jurisdiction in the State of California.

5.5       Employment Policy

You will be required to provide documents verifying your identity and eligibility to work in the United States of America upon hire and first day of employment. If (1) the reference checks and clearances show that you had omitted information or provided wrong information which (i) could affect your recruitment and employment, or (ii) relates to a disability that makes you unfit to perform the responsibilities of the position, or (2) you are not on boarded as agreed via this offer letter, ReneSola has the right to cancel this offer.

Your conduct must comply with the corresponding requirements set forth in this offer letter and all company regulations and policies, which may be modified, added, or removed by ReneSola at its discretion and at any time. Without prior written approval of the company, you agree that you shall not work for or provide any service as an employee or independent contractor to any third party.

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5.6       Confidentiality and Non-Solicitation

You acknowledge and agree that Appendix 1 CONFIDENTIALITY AND NON-SOLICITATION shall form an integrated part of this offer letter.

You acknowledge and agree that if you breach or fail to observe the confidentiality provisions of your terms of engagement, then, in addition to any other rights which may accrue to the company as a result thereof, the company shall be entitled to claim all loss and damage arising as a direct or indirect consequence of the breach, including financial, economic and consequential losses. You further agree that the company shall, in addition to any other available legal or equitable remedies, be entitled to an injunction against such breach.

5.7       Representations

You hereby represent and undertake that you are not bound by any restrictions for accepting this offer letter. Such restrictions shall include but not limited to any non-compete agreement, non-disclosure agreement, or other agreements of a similar nature or covering relevant restrictions, with any third party. Such representation and undertaking is the pre-condition and basis for us to provide you with this offer and establish the employment or engagement relationship with you.

5.8       Compliance with Anti-bribery Laws

You hereby represent and warrant that you will not on behalf of ReneSola give, offer, promise to offer, or authorize the offer, directly or indirectly (proxy bribing), anything of value (such as money, shares, goods or service, gifts or entertainment) to government officials, government customers, potential government customers or foreign officials including officials of any public international organizations or officials of any political party either in the United States of America or abroad (each, an “Official”) with an

•         Intent to influence any act or decision in his or her official capacity,

•         Induce an Official to do or omit to do any act in violation of his or her lawful duty to obtain any improper advantage, or

•         Induce to use such Official’s influence improperly to affect or influence an act or decision.

You understand and acknowledge that any non-adherence to the representation and warranty set forth in this Section will be in violation of the provisions of the U.S. Foreign Corrupt Practices Act, 1977. In addition, you shall promptly report to ReneSola of any incident of breach or potential breach of this Section.

You shall indemnify, defend, and hold harmless ReneSola, its subsidiaries and affiliates, and their officers, directors, and employees, against any and all losses, penalties, and expenses (including court costs and reasonable attorney fees) resulting from any breach of the representations and warranty of this Section or Article 5. ReneSola shall have the right to terminate this offer letter and the employment or engagement relationship with immediate effect, without any liability whatsoever, if you are in breach of this Section or Article 5.

5.9       Workplace Safety

You acknowledge and agree that all workplace safety-related incidents occurring during work hours must be reported in writing (e.g., email) to your designated manager within 24 hours. You agree to help maintain a clean and safe work environment in a safe and appropriate manner, in accordance with company policy.

5.10       Dispute Resolution

If any dispute or disagreements arise in relation to your employment, the following processes will be followed:-

i.	You shall discuss the matter first with the Line Manager;

ii.	If the matter is unable to be resolved by the Line Manager, you may request that the matter be heard by another officer of the company for the purpose of resolution and/or compromise; and

●	OFFER LETTER

iii.	All parties involved in such discussions are expected to demonstrate reasonableness and good faith at all times and also ensure that the matters are promptly and efficiently dealt with.

5.11       General

i.	Severability. Part or all of any clause of this offer letter that is illegal or unenforceable will be severed from this offer letter and will not affect the continued operation of its remaining provisions.

ii.	Waiver. No failure or delay in exercising any right, power or remedy under this offer letter will operate as a waiver.

6.	On Boarding List

Please provide documents as below when on board: i) A copy of your Social Security Number; ii) An original and hard copy of your education certificate; iii) An original and hard copy of your passport; iv) any current salary package reference; v) proof of termination or resignation from your current employment; and vi) your applicable personal bank account for direct deposit purposes.

We anticipate your first day of employment to be START DATE. Please confirm your availability to start on that date.

If you accept all the terms and conditions as above, please sign below, along with the attached Appendix 1 (Confidentiality and Non-Solicitation), and return both documents to your designated ReneSola recruiter before Deadline to respond offer, otherwise this offer letter expires and will be null and void. If you have any questions regarding your offer letter or the terms herein, please contact your ReneSola recruiter. We look forward to having you join us here at ReneSola.

ReneSola Power Holdings, LLC.

Spencer Doran Hole, CEO

I, _________________________, of Passport No. ______________________, hereby accept this offer letter of employment under the terms and conditions specified above and in the corresponding supplemental appendices. I will report to work on ______________ with the required documentation.

Signature: __________________________ Date: ___________________

39510 Paseo Padre Pkwy STE 330, Fremont, CA 94538 Phone: 415-852-7437• Fax: 415-649-6255 www.renesolapower.com

Appendix 1

CONFIDENTIALITY AND NON-SOLICITATION

Section 1. Confidentiality. You acknowledge that, by virtue of being an employee of ReneSola Power Holdings, LLC (“ReneSola”), you may have access to confidential information of ReneSola and/or its affiliates and related entities, employees, officers, directors, representatives, and advisers (collectively, “Affiliates”), including without limitation, electronic data, copyrighted material (including but not limited to course materials), software and source codes, methods, products, trade secrets, formulae, resources, databases, internal office structure, personnel, financial data, price lists, technical data and information, marketing, marketing research and practices, business plans, prospects, client lists, and clients’ personal and financial information. You further acknowledge that the disclosure of such confidential information to third parties may irreparably injure the business of ReneSola or its Affiliates.

Accordingly, you agree that during the term of your employment with ReneSola and thereafter, without limit to time or duration, you will treat and safeguard as confidential and secret all such confidential information received at any time by you; and that without the prior written consent of ReneSola or its Affiliates, as applicable, you will not disclose or reveal any such confidential information, except as required by law, to any third party whatsoever, and will not use the same in any manner except in connection with the business of ReneSola or its Affiliates, as applicable.

For the same duration described in the preceding clause:

(1) You agree not to access information relating to ReneSola’s or its Affiliates’ corporate matters that are not generally known to or disclosed to the public (including but not limited to operations, business plans, internal data and policies, business registrations and permits, and personal information pertaining to ReneSola’s or its Affiliates’ employees), and which have no relation to or are not necessary in the performance of your employment.

(2) You agree not to improperly use or disclose any proprietary information or trade secrets of any former or concurrent employer or other person or entity and that you will not bring onto the premises of ReneSola any unpublished document or proprietary information belonging to any such employer, person or entity unless consented to in writing by such employer, person or entity.

(3) You recognize that ReneSola has received and in the future will receive from third parties their confidential or proprietary information, subject to ReneSola’s obligation to maintain the confidentiality of such information and to use it only for certain limited purposes.

(4) You agree to hold all confidential or proprietary information, whether or not of ReneSola or Affiliates or third parties, in the strictest confidence; you shall neither disclose such information to any third party nor use such information except as necessary to further your employment functions for ReneSola and as permitted under ReneSola’s agreements with such third parties (to the extent of the terms disclosed and made known to you of such agreements).

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(5) Upon termination of your employment, or earlier upon ReneSola’s request, you shall return to ReneSola and its Affiliates, or destroy at ReneSola’s sole option, all documents, papers, and data in any form relating to ReneSola or an Affiliate, including any confidential information, together with any copies thereof; upon such return or destruction, you shall represent and warrant that you neither maintains, possesses, nor controls any copies of any information of ReneSola or its Affiliates or third parties whose information was provided to ReneSola, in any form, and shall provide evidence to ReneSola indicating as such.

Unless expressly stated otherwise or unless prohibited by applicable law, the obligations of this Section 1 remain effective after any termination or resignation of your employment with ReneSola.

Section 2. Non-Solicitation. You agree that, during your employment, you shall not: (i) persuade or attempt to persuade any person providing services or goods to ReneSola or its Affiliates not to do business with ReneSola or its Affiliates or to reduce or attempt to reduce the amount of business such person does with ReneSola or its Affiliates; (ii) persuade or attempt to persuade any customer or client or potential customer or client not to do business with ReneSola or to reduce the amount of business it does with ReneSola or its Affiliates; (iii) solicit without ReneSola’s prior written consent, whether for yourself or any person or entity other than ReneSola, the business of any customer or client who engages in business with ReneSola or its Affiliates at any time during your employment; or (iv) persuade or attempt to persuade any director, officer or employee of ReneSola or its Affiliates, or any individual who was a director, officer or employee of ReneSola or its Affiliates during your employment, to leave ReneSola’s or its Affiliates' employ or to become employed by any person or entity other than ReneSola.

By signing below, I acknowledge that I have read and consented to the provisions of this Appendix.

Signed:
By (print):
Date:

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